VOCALTEC ANNOUNCES THIRD QUARTER RESULTS

                   Restructuring Undertaken To Lower Cash Burn

HERZLIA, Israel, October 23, 2002 -- VocalTec Communications Ltd. (NASDAQ:VOCL) today reported results for the third quarter ended September 30, 2002.

Revenues for the third quarter of 2002 were $3.0 million, compared with $5.9 million in the third quarter of 2001 and $6.8 million in the second quarter of 2002. A particularly large order in the second quarter affected the sequential trend in revenues during the first nine months of 2002.

Net loss in the third quarter of 2002 was $8.9 million, or $0.73 per share, compared with $6.2 million, or $0.52 per share, in the third quarter of 2001 and $1.9 million, or $0.16 per share, in the prior quarter. Excluding restructuring and other one-time charges or gains, the net loss in the third quarter of 2002 was $5.6 million, or $0.47 per share, compared with a net loss of $4.9 million, or $0.41 per share, in the same period a year ago and a net loss of $3.6 million, or $0.30 per share, in the second quarter of 2002.

Commenting on the quarter, Elon Ganor, chairman and CEO of VocalTec, stated, "We are continuing to focus our efforts on deregulating and emerging markets. This strategy is paying off, and we are adding important new customers."

VocalTec's commitment and activity in deregulating and emerging markets is evidenced by a deployment with the Communications Authority of Thailand (CAT), a governmental corporation responsible for the management and operation of postal and telecommunications services in Thailand, to support prepaid and postpaid international long distance calling services. VocalTec has received an additional order from Data Access, one of the first private operators to launch international long distance (ILD) services in India. Data Access has expanded its capacity in its existing network operation centers and established three new points of presence with VocalTec equipment.

VocalTec continues to have strong relationships with its existing channel partners. Deutsche Telecom recently announced the expansion of the Jules
Platform, T-Systems' worldwide network of traffic termination. This VoIP carrier solution is based on a VocalTec platform. Lastly, the iBasis Network achieved interoperability with VocalTec solutions. Direct interoperability expands
VocalTec's opportunity to capture revenue from terminating traffic and provides an additional VoIP network for outbound traffic.

"During the third quarter we made a comprehensive review of every aspect of our operations in order to adapt to difficult business conditions," continued Ganor.
"With carriers constantly re-evaluating their budgets, we are continuing to experience disappointing sales and erratic order patterns from certain of our existing customers.

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We've responded to our customers' increasingly short-term focus by scaling back our long-range R&D efforts, streamlining our organization in order to react more quickly, and further reducing overhead and expenses to lower our breakeven point. These restructuring moves will enable us to reach cash breakeven at a revenue level of about $6.8 million."

Third quarter 2002 results include a non-cash inventory write-off of $870,000.
Restructuring costs in the third quarter related primarily to termination and severance, facilities and leases expenses and depreciation and amortization on fixed assets, totaling $2.7 million, of which $237,000 represents non-cash items. Approximately $1.6 million of the cash portion of the restructuring will be expended during the fourth quarter, with the balance occurring over several quarters.

With continuing emphasis on cost-control measures, operating expenses, excluding the restructuring costs declined to $7.2 million from $7.6 million in the second quarter of 2002.

Cash used in operations was $809,000 (excluding proceeds of $495,000 from the sale of 109,800 shares of ITXC Corp) compared to $4.1 million in the second quarter. On September 30, VocalTec had $12.9 million in cash, cash equivalents and short-term investments, plus 4,098,365 shares of ITXC worth approximately
$10.2 million.

"We are paying a lot of attention to working capital management, and strong collections during the quarter enabled us to preserve our cash," said Hugo
Goldman, CFO of VocalTec. "Our net receivables declined to only $723,000 as of the end of the third quarter. Implementing the restructuring announced at the end of Q3 will further our aim of conserving as much cash as possible while continuing to position the company to maintain and increase market share and we expect operating expenses in Q4 to be approximately $4.6 million."

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of packetized telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line to the market. With a customer base including the China Telecom PTAs, Deutsche Telekom, ITXC,
Communication Authority of Thailand (CAT), and Data Access in India, our multi-service solutions are commercially deployed in more than 100 countries, powering 20 percent of the global VoIP market.

VocalTec's field-proven solutions support carrier services including international/long distance calling, packet tandem switching and exchange carrier services, as well as hosted global business services including voice
VPN, conferencing, global call center and calling card services. The VocalTec
Softswitch Architecture is a modular, carrier-grade, standards-based multi-protocol platform that integrates the benefits of SIP, MGCP and H.323 technologies.

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Learn more about our products and solutions at www.vocaltec.com.





For questions or further information, please contact:
Carmen Deville
Investor Relations for VocalTec
201-228-7000 x6208
carmen@vocaltec.com

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future

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                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
      All data in thousands of U.S. dollars except per-share and share data

                                  Three months ended      Nine months ended      Year ended
                                     September 30           September 30        December 31
                                 -------------------   ---------------------  --------------
                                   2002      2001          2002      2001           2001
                                 --------  ---------   ----------  ---------  --------------

Net Sales                           3,033      5,926       13,163     21,421          27,018
Cost of Sales
   Cost of Goods Sold               1,448      2,279        5,679      7,394           9,433
   Inventory write off                870        475          870      1,441           1,441
                                 --------  ---------   ----------   --------  --------------
                                    2,318      2,754        6,549      8,835          10,874
                                 --------  ---------   ----------   --------  --------------
       Gross Profit                   715      3,172        6,614     12,586          16,144
                                 --------  ---------   ----------   --------  --------------

Operating Expenses:

  Research & Development, net       1,796      2,076        5,111      5,805           7,842
  Marketing & Selling               4,297      5,375       13,998     18,760          23,692
  General & Administrative          1,155      1,534        3,607      5,137           6,420
  Restructuring Costs               2,703         -         2,703      1,553           1,753
                                 --------  ---------   ----------   --------  --------------
     Total Operating Expenses       9,951      8,985       25,419     31,255          39,707
                                 --------  ---------   ----------   --------  --------------
       Operating loss              (9,236)    (5,813)     (18,805)   (18,669)        (23,563)
                                 --------  ---------   ----------   --------  --------------

Other income, net                     346          -        2,435          -             941
Financing income, net                  36        424          468      1,673           1,872
                                 --------  ---------   ----------   --------  --------------


 Loss from continuing operations
 before tax benefit (Income tax)   (8,854)    (5,389)     (15,902)   (16,996)        (20,750)
Tax benefit (Income tax)              (21)       -          3,662        -               292
                                 --------  ---------   ----------   --------  --------------
 Loss from continuing operations   (8,875)    (5,389)     (12,240)   (16,996)        (20,458)
                                 --------  ---------   ----------   --------  --------------

Discontinued Operations:
   Loss from operations of
     discontinued segment             -         (860)        (588)    (8,212)         (8,966)
   Loss on disposal of segment        -          -         (1,786)    (2,359)         (2,359)

     Net Loss                      (8,875)    (6,249)     (14,614)   (27,567)        (31,783)
                                 ========  =========   ==========   ========  ==============
Basic and diluted net loss
  per ordinary share
Net loss from continuing
   operations                       (0.73)     (0.44)       (1.01)     (1.40)          (1.69)
Net loss from discontinuing
   operations                         -        (0.08)       (0.19)     (0.87)          (0.93)
                                 --------  ---------   ----------   --------  --------------
Net Loss                            (0.73)     (0.52)       (1.20)     (2.27)          (2.62)
                                 ========  =========   ==========   ========  ==============

Weighted average number of
  ordinary shares used in
  computing  per share amounts
 (in thousands)                    12,127     12,127       12,127     12,127          12,127
                                 ========  =========   ==========   ========  ==============

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                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEET
                         (In thousands of U.S. dollars)


                                            September 30         December 31
                                                2002                2001
                                            ------------         -----------

Current Assets
  Cash, cash equivalents and short term
  investments                                     12,942              18,356
  Trade receivables, net                             723               5,406
  Other receivables                                2,947               2,502
  Inventories                                      3,445               3,608
                                            ------------         -----------
       Total Current Assets                       20,057              29,872
                                            ------------         -----------

Investments and Long Term Deposits
  Investments in ITXC shares -
    Available for sale                            10,164              12,955
    Other                                            -                 1,701
                                            ------------         -----------
                                                  10,164              14,656
 Other investments                                   -                   256
 Deposit with Insurance companies                  1,248               1,757
                                            ------------         -----------
                                                  11,412              16,669
                                            ------------         -----------

Equipment, Net                                     3,057               5,020


        Total Assets                              34,526              51,561
                                            ============         ===========


       Consolidated Balance Sheet Continued (In thousands of U.S. dollars)

                                            September 30         December 31
                                                2001                2000
                                            ------------         -----------
Current Liabilities
  Accounts payable and accrued expenses           15,045              12,755

Long Term Liabilities
   Deferred income taxes                           3,072               4,745
   Accrued severance pay                           2,266               2,832
                                            ------------         -----------
                                                   5,338               7,577
                                            ------------         -----------
          Total Liabilities                       20,383              20,332
                                            ------------         -----------
Shareholders' Equity
    Share capital
       Ordinary shares of NIS 0.01 par value:
         Authorized - 30,000,000 shares;
         Issued and outstanding - 12,127,058
         shares as of September 30,2002
         and December 31, 2001 respectively           36                  36
   Additional paid-in capital                     97,015              97,015
   Deferred share-based compensation                 -                   (38)
   Accumulated other comprehensive income          4,608               7,118
   Accumulated deficit                           (87,516)            (72,902)
                                            ------------         -----------
        Total Shareholders' Equity                14,143              31,229
                                            ------------         -----------
        Total liabilities and
          shareholders' equity                    34,526              51,561
                                            ============         ===========
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